TERM SHEET
FOR CONVERTIBLE PROMISSORY NOTE FINANCING OF
BLUE GOLD WORKS INC.

The intent of this term sheet is to describe certain key terms of a convertible note investment in Blue Gold Works, Inc., a Delaware corporation ("Company"). This term sheet is not intended to be a binding agreement between the potential investor and the Company.

Amount of Financing: Up to $1,000,000 of Notes may be issued.

Valuation Cap: $5,000,000.

Interest: Six per cent (6%) simple interest will accrue on an annual basis based on 365 days in a year.

Maturity: The "*Maturity Date*" of the Notes is December 31, 2025.

Prepayment: The Notes may not be prepaid without consent of the holder. The Company has the right to prepay accrued interest at any time during the term of the Note.

Conversion: In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells equity with an aggregate sales price of not less than $2,000,000, excluding the amount of any notes being converted, and with the principal purpose of raising capital (a *"Qualified Financing"*), then the holders of the Notes shall have the option to convert all principal and any accrued but unpaid interest into the equity sold in the Qualified Financing at 80% of the price paid by investors in the Qualified Financing. Other than the purchase price, the Notes shall convert into equity on the same terms as the other investors purchasing equity in the Qualified Financing.

If the Note holder does not exercise the option to convert upon the consummation of a Qualified Financing, the Company shall have 90 days following the Qualified Financing to repay all principal and any accrued but unpaid interest to such holder.

If the Company does not consummate a Qualified Financing prior to the Maturity Date, then the Note holder may elect one of the following: (1) to have all principal and any accrued but unpaid interest paid back prior to December 31, 2030 (interest shall continue to accrue until all principal has been repaid) or (2) convert all principal and any accrued but unpaid interest into equity in the Company on terms mutually agreed to between the Note holder and the Company. If the holder chooses the second option and, following good faith negotiations, the parties cannot agree on terms of the conversion, the term of the Note shall be extended as described in option one. At any time while the Note is outstanding, the parties may agree to terms on which the Note may be converted to equity in the Company.

Conversion Discount: The 20% conversion discount shall be applied to the Notes described herein; with the exception of the Notes qualifying for the Early Bird Discount.

Early Bird Discount: The first $200,000 of Notes sold shall receive an additional ten per cent (10%) Early Bird Discount upon conversion, for a total of thirty per cent (30%).

Liquidity events: Upon a change of control or an IPO, the holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 5% discount.

Most Favored Nation: In the event the Company sells or issues any convertible instruments (other than the issuance of stock options to service providers of the Company) at any time prior to the conversion of the Note, the Company shall provide the holder with written notice of such sale or issuance. In the event the holder determines, in its sole and absolute discretion, that such instrument contains terms more favorable to the holder than the terms of the Note, the holder may elect to exchange the Note for such instrument.

Information Rights: The Company shall deliver financial statements to each Note holder within 90 days after the end of each fiscal year.

Participation Rights: Each time the Company proposes to offer any equity securities at any time prior to the conversion of the Note, the Company shall provide the holder with at least ten (10) business days prior written notice of such offering, including the price and terms thereof. The holder shall have a right of first offer to participate in such offering(s), on the same terms and for the same price as all other investors in such offering(s) up to the amount of its original investment in the Note.

Priority: The Note shall rank pari passu in all respects (including right of payment) to all other convertible indebtedness of the Company, now or hereafter existing.

Security: The Notes will be unsecured obligations of the Company.

Subordination:	The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.
Amendment:	The Notes may be amended by mutual agreement of the Company and the Majority Holders (the holders of a majority of the aggregate principal amount of the then outstanding amount of the Notes).
Note Purchase Agreement:	The Notes will be issued pursuant to a definitive Note Purchase Agreement between the Company and the investor, containing customary covenants and representations and warranties of the parties.